Exhibit 99.1

Interim Consolidated Financial Statements

For the three months ended March 31, 2006
(unaudited)

Under Canadian Generally Accepted Accounting Principles

CONSOLIDATED BALANCE SHEETS
(unaudited)

	March 31,	December 31,
As at	2006	2005
(in thousands of Canadian dollars)	$	$

Assets
Current assets
Cash and cash equivalents	38,669	9,479
Short-term restricted cash	734	732
Accounts receivable, net	40,372	33,011
Income taxes receivable	3,675	2,484
Inventory	29,370	30,863
Prepaid expenses	6,343	4,340
Total current assets	119,163	80,909
Investment tax credits	4,616	4,616
Property, plant and equipment, net	55,426	57,842
Intangible assets, net	39,774	41,904
Other assets, net	2,127	2,280
Total assets	221,106	187,551
Liabilities
Current liabilities
Accounts payable and accrued liabilities	31,588	35,553
Customer advances	1,230	1,152
Current portion of lease liability	-	4,197
Current portion of long-term debt	34,478	34,581
Total current liabilities	67,296	75,483
Long-term credit facility	49,075	47,862
Long-term liability	1,751	1,749
Long-term debt	441	479
Convertible redeemable secured debentures	2,648	40,630
Total liabilities	121,211	166,203
Shareholders' Equity
Capital stock	349,788	230,086
Equity component of convertible redeemable secured debentures	1,170	27,785
Deficit, pre-fresh start accounting	(227,142)	(227,142)
Deficit	(23,921)	(9,381)
Total shareholders' equity	99,895	21,348
Total liabilities and shareholders' equity	221,106	187,551

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783
2

CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited)

	For the three months ended March 31,
	2006	2005
		Pre-fresh start
		accounting (note 1)
(in thousands of Canadian dollars, except per share information)	$	$

Revenue
Equipment	17,603	7,290
Services	1,562	1,923
Telecommunications	5,123	5,134
Total revenue	24,288	14,347

Cost of revenue
Equipment	13,394	7,319
Services	1,658	944
Total cost of revenue	15,052	8,263

Gross profit	9,236	6,084

Agent commissions	136	451
Selling, general and administrative expenses	10,150	7,634
Research and development expenses, net	2,917	3,522
Telecommunications operating expenses	3,925	4,725
Restructuring, asset impairment and other charges	2,446	59
Operating loss from continuing operations	(10,338)	(10,307)

Finance charges, net	3,981	2,241
(Gain) loss on foreign exchange	(294)	744
Loss from continuing operations before income taxes	(14,025)	(13,292)
Income tax expense	59	133
Loss from continuing operations	(14,084)	(13,425)
Earnings (loss) from discontinued operations, net of income taxes	509	(341)
Net loss	(13,575)	(13,766)

Basic and diluted
Loss per share from continuing operations	(0.03)	(0.76)
Loss per share from discontinued operations	-	(0.02)
Net loss per share	(0.03)	(0.78)

Basic and diluted weighted average number of common shares outstanding (in thousands)	486,298	17,610

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783
3

CONSOLIDATED STATEMENTS OF DEFICIT
(unaudited)

	For the three months ended March 31,
	2006	2005
		Pre-fresh start
		accounting (note 1)
(in thousands of Canadian dollars)	$	$

Deficit, beginning of period	(9,381)	(180,561)
Net loss	(13,575)	(13,766)
Share issue costs	(965)	-
Deficit, end of period	(23,921)	(194,327)

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783
4

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	For the three months ended March 31,
	2006	2005
		Pre-fresh start
		accounting (note 1)
(in thousands of Canadian dollars)	$	$

Cash flows (used in) provided by continuing operating activities
Loss from continuing operations	(14,084)	(13,425)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	3,763	2,601
Restructuring, asset impairment and other charges	1,292	59
Loss (gain) on disposal of property, plant and equipment	456	(62)
Financing charges	1,995	-
Stock-based compensation	-	69
Changes in operating assets and liabilities:
(Increase) decrease in non-cash working capital items	(12,381)	12,433
Unrealized foreign exchange	(227)	404
	(19,186)	2,079
Cash flows provided by (used in) continuing financing activities
Repayment of long-term debt and lease liability	(4,065)	(1,314)
Proceeds from issue of shares, net of share issue costs	53,310	-
	49,245	(1,314)
Cash flows used in continuing investing activities
Increase in restricted cash	-	(1,097)
Purchase of property, plant and equipment	(1,034)	(611)
Proceeds on disposal of property, plant and equipment	165	251
Other assets	-	(353)
	(869)	(1,810)
Increase (decrease) in cash and cash equivalents
Continuing operations	29,190	(1,045)
Discontinued operations	-	1,815
Increase in cash and cash equivalents	29,190	770
Cash and cash equivalents, beginning of period	9,479	4,549
Cash and cash equivalents, end of period	38,669	5,319

Supplemental Information
Cash paid for:
Interest	1,820	9
Income taxes	60	34

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783
5

NOTES TO THE CONSLDATED FIANANCIAL STATEMENTS
(unaudited)
(all tabular amounts are in thousands of Canadian dollars)

1.	Description of business, fresh start accounting and basis of presentation

Description of business
SR Telecom Inc. (“SR Telecom” or the “Corporation”) was incorporated on February 17, 1981, under the Canada Business Corporations Act. SR Telecom designs, builds and deploys advanced, field-proven Broadband Fixed Wireless Access solutions. SR Telecom products are used by large telephone and Internet service providers to supply broadband data and carrier-class voice services to end-users in urban, suburban and remote areas around the globe. SR Telecom also provides full turnkey services to its customers. Most of SR Telecom’s sales are international, with its fixed wireless systems currently being used by telecommunications service providers in over 110 countries worldwide. These customers include large incumbent local exchange carriers in the countries they serve, as well as competitive local exchange carriers and private operators of telecommunications systems. In addition, through its majority owned subsidiary, Comunicacion y Telefonia Rural S.A. (“CTR”), SR Telecom provides local telephone services to residential, commercial and institutional customers as well as a network of payphones in a large, predominantly rural area of Chile.

Fresh start accounting and basis of presentation
On November 30, 2005, pursuant to the terms of the Convertible Debentures (see note 4), a $10.0 million principal amount of the Convertible Debentures and accrued interest thereon were converted on a pro rata basis among all holders of Convertible Debentures into approximately 47.3 million common shares at the conversion price of approximately $0.217 per common share. Immediately after the conversion, the holders of the Convertible Debentures held approximately 72.9% of the then outstanding common shares. As a result of this conversion, there was a substantial realignment of the interests in the Corporation between the creditors and shareholders. Effective November 30, 2005, the date of the conversion, the Corporation adopted fresh start accounting. Accordingly, the Corporation reclassified the deficit that arose prior to the conversion to a separate account within shareholder’s equity and re-valued its assets and liabilities and adjusted their carrying values to their estimated fair values. The revaluation adjustments have been accounted for as a capital transaction and are recorded within the pre-fresh start accounting deficit.

Comparative figures
Comparative financial statements for periods prior to December 1, 2005 have been presented pursuant to regulatory requirements. In reviewing these comparative financial statements, readers are reminded that they do not reflect the effects of the application of fresh start accounting.

Certain comparative figures have been reclassified in order to conform with the presentation adopted in the first quarter of 2006.

Basis of presentation
These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP) and include the accounts of SR Telecom Inc. and its subsidiaries. All intercompany transactions and balances have been eliminated on consolidation.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosure of contingent liabilities in these financial statements. Actual results could differ from those estimates. Estimates are used when accounting for items and matters such as long-term contracts, allowance for doubtful accounts receivable, inventory obsolescence, product warranty, amortization, asset valuations, impairment assessments, taxes, restructuring and other provisions and contingencies.

The accounting policies used in the preparation of the accompanying unaudited interim consolidated financial statements are the same as those described in the annual audited consolidated financial statements prepared in accordance with GAAP for the periods ended December 31, 2005. In the opinion of management, the unaudited interim consolidated financial statements contain all adjustments of a normal recurring nature necessary to present fairly the financial position, results of operations and cash flows for the periods presented. Operating results for the three months ended March 31, 2006 are not necessarily indicative of the results that may be expected for the year ending December 31, 2006.

The accompanying unaudited interim consolidated financial statements should be read in conjunction with SR Telecom’s annual audited consolidated financial statements for the periods ended December 31, 2005 and 2004. These interim financial statements do not include all of the disclosures required by GAAP applicable to annual financial statements.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783
6

NOTES TO THE CONSLDATED FIANANCIAL STATEMENTS
(unaudited)
(all tabular amounts are in thousands of Canadian dollars)

2.	Going concern uncertainty
The accompanying consolidated financial statements have been prepared on a going concern basis. The going concern basis of presentation assumes that the Corporation will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The Corporation’s continuation as a going concern is dependent upon, amongst other things, the continuing support of the Corporation’s lenders, attaining a satisfactory revenue level, the support of its customers, continued sales to the Corporation’s customers, a return to profitable operations and the ability to generate sufficient cash from operations. These matters are dependent on a number of items outside of the Corporation’s control and there is uncertainty about the Corporation’s ability to successfully execute its plans.

The consolidated financial statements do not reflect any adjustments that would be necessary if the going concern basis was not appropriate. If the going concern basis was not appropriate for these consolidated financial statements, significant adjustments would be necessary in the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

During the three months ended March 31, 2006, the following transactions and other actions, aimed at addressing the uncertainties described above, occurred:

•
On February 2, 2006, the Corporation completed a $50.0 million private placement for 333,333,333 common shares and converted approximately $58.4 million of Convertible Debentures and accrued interest payable in kind thereon into 280,881,314 common shares. On February 27, 2006, the Corporation completed a private placement of an additional $4.3 million for 28,498,302 common shares and converted approximately $4.2 million of Convertible Debentures and accrued interest payable in kind thereon into 20,391,019 common shares. The proceeds of the private placements are being used to fund the Corporation’s current working capital requirements.

•
On March 27, 2006, the Corporation announced the completion of a multi-year agreement to outsource its manufacturing operations in order to increase its competitiveness. Management expects all outsource manufacturing of its non-WiMAX products to be completed by May 31, 2006.

•	The Corporation, during the first quarter of 2006, continued its restructuring activities to reduce costs.

Management believes that with the above actions, plans and the support of the Corporation’s current shareholders, lenders and customers, it will be able to continue operating as a going concern. There can, however, be no assurance that such actions and plans described above will be sufficient to continue to operate as a going concern.

3.	Accounts receivable, net
The accounts receivable balance at March 31, 2006 includes an amount of $5.5 million ($5.5 million as at December 31, 2005) (US$4.7 million) less an allowance for doubtful accounts in the amount of $3.7 million ($3.7 million as at December 31, 2005) (US$3.2 million) related to an accounts receivable from Teleco de Haiti.

In December 2001, SR Telecom filed a statement of claim in New York for US$4.9 million against MCI International and Telecommunications d'Haiti, S.A.M., or Teleco de Haiti. The claim was filed pursuant to a clause mandating three-party arbitration before the International Court of Arbitration in respect of funds, which ceased flowing to SR Telecom under a Tripartite Agreement between Teleco de Haiti, MCI International and SR Telecom. The agreement provided for the financing of a contract between SR Telecom and Teleco de Haiti pursuant to which SR Telecom was to supply and install certain telecommunications equipment to Teleco de Haiti for approximately US$12.9 million.

In the third quarter of 2005, following various proceedings and actions during 2002 to 2005, the Corporation determined that the most likely outcome would not result in the full recovery of the receivable and accordingly recorded a provision for doubtful accounts in the amount of $3.7 million (US$3.2 million).

In the fourth quarter of 2005, SR Telecom came to a settlement with MCI and Teleco de Haiti. The settlement has been signed by SR Telecom and MCI, but has not yet been signed by Teleco de Haiti. To date, Teleco de Haiti has not agreed to execute the settlement agreement despite the fact that it agreed to the terms of the settlement in December 2005. The Bankruptcy Court has requested an additional mediation session be held on May 18, 2006 to resolve any outstanding issues preventing Teleco de Haiti from executing the settlement agreement. Final approval of any settlement requires Bankruptcy Court approval. The Corporation expects that the settlement will be finalized in the coming weeks without a material change to the recorded amount.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783
7

NOTES TO THE CONSLDATED FIANANCIAL STATEMENTS
(unaudited)
(all tabular amounts are in thousands of Canadian dollars)

4.	Convertible redeemable secured debentures
In accordance with GAAP, the Convertible Debentures are accounted for on the basis of their substance and are presented in their component parts of debt and equity. As at March 31, 2006, the debt component is $2.6 million ($40.6 million as at December 31, 2005), including $0.9 million of accreted interest ($0.7 million as at December 31, 2005) plus interest payable in kind in the amount of $0.1 million ($2.3 million as at December 31, 2005) and the equity component is $1.2 million ($27.8 million as at December 31, 2005).

On February 2, 2006, the Corporation converted approximately $58.4 million of Convertible Debentures and accrued interest payable in kind thereon into 280,881,314 common shares. In addition, on February 27, 2006, the Corporation converted approximately $4.2 million of Convertible Debentures and accrued interest payable in kind thereon into 20,391,019 common shares. Other conversions of Convertible Debentures and accrued interest payable in kind thereon took place throughout the first quarter of 2006. During the three months ended March 31, 2006, the conversion of $62.6 million of Convertible Debentures into common shares resulted in the reclassification of $36.0 million from the debt component and $26.6 million from the equity component to capital stock.

5.	Capital stock and warrants

Authorized
An unlimited number of common shares
An unlimited number of preferred shares issuable in series
	As at	As at
	March 31, 2006	December 31, 2005
	$	$
Issued and outstanding
728,860,198 common shares (65,666,961 as at December 31, 2005)	349,788	230,086

On February 2, 2006, the Corporation completed a $50.0 million private placement for 333,333,333 common shares and converted approximately $58.4 million of Convertible Debentures and accrued interest payable in kind thereon into 280,881,314 common shares. On February 27, 2006, the Corporation completed a private placement of an additional $4.3 million for 28,498,302 common shares and converted approximately $4.2 million of Convertible Debentures and accrued interest payable in kind thereon into 20,391,019 common shares. Share issue costs amounted to $1.0 million. Furthermore, during the three-months ended March 31, 2006, additional Convertible Debentures and accrued interest payable in kind thereon were converted into 89,269 common shares.

On February 20, 2006, 3,571,465 of the issued and outstanding warrants expired. These warrants were initially issued on February 24, 2004 within the context of a public offering. Following the expiry of these warrants, 352,941 warrants with an exercise price of $10 per common share, expiring on July 18, 2008, remain issued and outstanding.

The following table summarizes the activity in the Employee Stock Option Plan:

	Three months ended March 31,
	2006		2005
			Pre-fresh start accounting (note 1)
	Weighted average	Weighted average	Weighted average	Weighted average
	number of options	exercise price	number of options	exercise price
		$		$

Outstanding, beginning of period	232,480	30.17	406,580	25.03
Granted	-	-	-	-
Forfeited/expired	(5,550)	16.68	(3,500)	17.78
Outstanding, end of period	226,930	30.50	403,080	25.09
Options exerciseable, end of period	200,380	33.04	173,820	41.11

The following table summarizes information about the Corporation's outstanding and exercisable stock options as at March 31, 2006:

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783
8

NOTES TO THE CONSLDATED FIANANCIAL STATEMENTS
(unaudited)
(all tabular amounts are in thousands of Canadian dollars)

		Weighted average
Range of exercise	Options	remaining	Weighted average	Options	Weighted average
prices	outstanding	contractual life	exercise prices	exercisable	exercise prices
$			$		$
6.40 to 9.80	83,600	7.8 years	7.71	65,900	7.69
16.30 to 24.50	58,150	5.5 years	18.41	49,300	18.41
35.30 to 53.00	42,480	4.0 years	47.52	42,480	47.52
56.60 to 85.30	33,200	3.8 years	65.41	33,200	65.42
89.70 to 130.80	9,500	0.9 year	107.01	9,500	107.01
	226,930	5.6 years	30.50	200,380	33.04

For the three-months ended March 31, 2006, no compensation expense ($0.1 million as at March 31, 2005) is recognized in the consolidated statement of operations for awards granted since January 1, 2002. The fair value of direct awards of stock is determined based on the quoted market price of the Corporation’s stock and the fair value of stock options is determined using the Black-Scholes option pricing model.

In March 2006, the Board of Directors approved a new employee and director stock option plan. The plan is subject to shareholder approval to be obtained at the Company’s 2005 Annual General Meeting taking place in June 2006. The plan stipulates that the number of shares reserved for issuance under all security-based compensation cannot exceed 10% of issued and outstanding securities of the Company, at any time. Options will be granted to the board of directors and employees at the discretion of the board of directors. All stock options granted under this plan vest over 4 years and expire 7 years from the grant date. The exercise price of stock options granted under this plan shall be determined by the board of directors but shall not be lower than the volume weighted average trading price of the common shares on the TSX for the five trading days immediately preceding the date of grant of the option. On April 3, 2006, 14,917,000 stock options were granted to employees and directors at an exercise price of $0.32, subject to obtaining all necessary regulatory and other approvals.

6.	Restructuring, asset impairment and other charges
For the three-month period ended March 31, 2006, restructuring charges of $2.4 million ($0.1 million for the three-month period ended March 31, 2005) were incurred.

These charges were comprised of $1.1 million of severance and termination benefits in relation to the Corporation’s ongoing efforts to reduce its cost structure. These costs primarily related to the Corporation’s decision to outstource its manufacturing as well as to a reduction of 5 employees in the France subsidiary. In total, 74 employees were terminated of which 66 pertained to the Corporation’s decision to outsource manufacturing operations of its non-WiMAX products.

Pursuant to the Corporation’s decision to outsource its manufacturing operations of non-WiMAX products, the Corporation agreed to sell certain manufacturing assets with a carrying amount of $1.7 million to the contract manufacturer for $0.4 million. This sale, which was concluded on May 5, 2006, resulted in an impairment charge of $1.3 million. The impairment charge is included in restructuring, asset impairment and other charges in the statement of operations. The manufacturing assets, valued at $0.4 million after the impairment charge, are included in property, plant and equipment on the balance sheet. These transactions are presented as part of the Wireless Telecommunications Products segment.

The following table summarizes the activity related to the Corporation’s restructuring charges:

	Severance and	Asset impairment
	termination	and other costs	Total liability
	$	$	$
Liability as at December 31, 2005	908	20	928
Additions	1,154	1,292	2,446
Amounts paid/written-down	(233)	(1,300)	(1,533)
Liability as at March 31, 2006	1,829	12	1,841

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783
9

NOTES TO THE CONSLDATED FIANANCIAL STATEMENTS
(unaudited)
(all tabular amounts are in thousands of Canadian dollars)

7.	Finance charges, net

	Three months ended March 31,
	2006	2005
		Pre-fresh start
		accounting (note 1)
	$	$

Financing charges	192	-
Interest on long-term debt	928	2,203
Interest on credit facility	2,195	-
Interest on convertible redeemable secured debentures	830	-
Other interest	(32)	38
Interest income	(132)	-
	3,981	2,241

Accreted interest of $0.2 million for the three months ended March 31, 2006 is included in interest on convertible redeemable secured debentures.

8.	Discontinued operations
Effective December 1, 2005, the Corporation sold substantially all of the assets and the operations of its subsidiary in France, as well as its Australian subsidiary to a subsidiary of Duons Systèmes of Paris, France (Purchaser). With this transaction, the Corporation effectively disposed of its Swing product line operations.

The results of operations and the cash flows of the Swing product line operations have been presented in the consolidated financial statements as discontinued operations. Prior to their sale, the Swing product line operations were presented as part of the Wireless Telecommunications Products segment.

The results of discontinued operations are as follows:
	Three months ended March 31,
	2006	2005
		Pre-fresh start
		accounting (note 1)
	$	$

Revenues of discontinued operations	-	3,550
Pretax earnings (loss) of discontinued operations	509	(334)
Earnings (loss) from discontinued operations	509	(341)

In conjunction with the sale of its Swing-related operations in December 2005, the Corporation signed an agreement with the Purchaser providing for royalty payments based on revenues earned on certain specific contracts transferred to the Purchaser. During the first quarter of 2006, royalty revenues of $0.5 million were earned.

The cash flows from discontinued operations are summarized as follows:
	Three months ended March 31,
	2006	2005
		Pre-fresh start
		accounting note (1)
	$	$

Cash flows provided by operating activities	-	1,798
Cash flows provided by investing activities	-	17
Increase in cash and cash equivalents from discontinued operations	-	1,815

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783
10

NOTES TO THE CONSLDATED FIANANCIAL STATEMENTS
(unaudited)
(all tabular amounts are in thousands of Canadian dollars)

9.	Commitments and contingencies
The following disclosure updates the information previously disclosed in the Corporation’s annual audited consolidated financial statements for 2005. Therefore, this note should be read in conjunction with note 24 to the aforementioned audited consolidated financial statements.

(a)	Bonds
SR Telecom has entered into bid and performance related bonds associated with various customer contracts. Performance bonds generally have a term of twelve months. Bid bonds generally have a much shorter term. The potential payments due under these bonds are related to SR Telecom’s performance under the applicable customer contracts. The total amount of bid and performance related bonds that were available and undrawn at March 31, 2006 is $1.1 million ($2.0 million as at December 31, 2005).

(b)	Litigation
From time to time, the Corporation is involved in various legal proceedings in the ordinary course of business. The Corporation is not currently involved in any additional litigation that, in management's opinion, would have a material adverse effect on its business, cash flows, operating results or financial condition; however, there can be no assurance that any such proceeding will not escalate or otherwise become material to the Corporation's business in the future.

10.	Business segments and concentrations
SR Telecom operates in two business segments. The first is the engineering, marketing and manufacturing of wireless telecommunication products and the installation of related turnkey systems. These products are used to provide and upgrade Internet, data and voice telecommunication systems for carriers in urban, rural and remote areas. The products are also used to provide data, voice and telecommunication systems for industrial use.

The second business segment, carried out by Comunicación y Telefonia Rural S.A. (CTR) in Chile, provides telecommunication services to end-users.

The accounting policies and methods applied to each of the segments is the same as that for the consolidated group.

The inter-segment eliminations for the balance sheet represent primarily the elimination of investments in subsidiaries and inter-segment amounts receivable.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783
11

NOTES TO THE CONSLDATED FIANANCIAL STATEMENTS
(unaudited)
(all tabular amounts are in thousands of Canadian dollars)

	Wireless
	Telecommunications		Telecommunications		Inter-Segment
	Products		Service Provider		Eliminations		Consolidated
	2006	2005	2006	2005	2006	2005	2006	2005
	$	$	$	$	$	$	$	$

As at March 31, 2006 and December 31, 2005

Balance Sheets

Property, plant and equipment	18,828	21,292	36,598	36,550	-	-	55,426	57,842
Intagible assets, net	39,774	41,904	-	-	-	-	39,774	41,904
Other assets, net	2,127	2,280	-	-	-	-	2,127	2,280
Total assets	262,810	229,915	108,062	108,541	(149,766)	(150,905)	221,106	187,551

For the three months ended March 31, 2006 and March 31, 2005 (pre-fresh start accounting, note 1)

Statements of operations from continuing operations

External revenue	19,165	9,213	5,123	5,134	-	-	24,288	14,347
Inter-segment revenue	51	-	-	-	(51)	-	-	-
Gross profit	4,113	950	5,123	5,134	-	-	9,236	6,084
Finance charges, net	3,058	1,544	923	697	-	-	3,981	2,241
Amortization and depreciation of property, plant and equipment	864	894	673	1,584	-	(218)	1,537	2,260
Amortization and depreciation of other assets	96	116	-	-	-	-	96	116
Amortization and depreciation of intangible assets	2,130	225	-	-	-	-	2,130	225
Restructuring, asset impairment and other charges	2,446	-	-	59	-	-	2,446	59
Income tax expense	59	133	-	-	-	-	59	133
(Loss) earnings from continuing operations	(14,251)	(12,546)	167	(879)	-	-	(14,084)	(13,425)
Net (loss) earnings	(13,742)	(12,887)	167	(879)	-	-	(13,575)	(13,766)
Purchase of property, plant and equipment	273	148	761	463	-	-	1,034	611

Geographic Information

The Corporation's basis for attributing revenue from external customers is based on the location of the customer. Telecommunication service revenue is generated entirely in Chile. Sales to customers located outside of Canada were approximately 99% of revenue or $24.1 million for the three-month period ended March 31, 2006 (96% of revenue or $13.7 million for the three-month period ended March 31, 2005). The following sets forth external revenue from continuing operations by individual foreign country where the revenue exceeds 10% of total consolidated revenue from continuing operations for the period indicated:

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783
12

NOTES TO THE CONSLDATED FIANANCIAL STATEMENTS
(unaudited)
(all tabular amounts are in thousands of Canadian dollars)

For the three-month period ended March 31, 2006:
	Revenue	% of revenue
	$

Canada	231	1%
Mexico	2,805	12%
Argentina	3,568	15%
Bangladesh	3,898	16%
Chile	5,155	21%

For the three-month period ended March 31, 2005, pre-fresh start accounting (note 1):
	Revenue	% of revenue
	$

Canada	622	4%
Indonesia	1,428	10%
Spain	2,182	15%
Chile	5,134	36%

The following sets forth external revenue from continuing operations by individual customer where the revenue exceeds 10% of total consolidated revenue from continuing operations for the period indicated. All of these customers are part of the wireless telecommunications products business segment.

For the three-month period ended March 31, 2006:

	Revenue	% of revenue
	$

Techtel LMDS Communicaciones	3,568	15%
Square Informatrix Ltd.	3,898	16%

For the three-month period ended March 31, 2005, pre-fresh start accounting (note 1):
	Revenue	% of revenue
	$

MCOM Asia Pte Ltd.	1,428	10%
Siemens S.A.	2,182	15%

The following sets forth the property, plant and equipment of continuing operations by location:
	As at	As at
	March 31, 2006	December 31, 2005
	$
Canada	17,247	19,673
Chile	36,598	36,550
Other	1,581	1,619
	55,426	57,842

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783
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